UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sielox, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82620E107

(CUSIP Number)

Mr.  James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 1, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 14 Pages)

SCHEDULE 13D
CUSIP No. 82620E107		Page 2 of 14 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,051,873
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,051,873
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,051,873

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.92%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 82620E107		Page 3 of 14 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,051,873
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,051,873
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,051,873

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.92%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 82620E107		Page 4 of 14 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,177,634
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,177,634
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,177,634

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.27%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 82620E107		Page 5 of 14 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,177,634
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,177,634
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,177,634

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.27%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 82620E107		Page 6 of 14 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	4,639,150
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,639,150
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,639,150

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.89%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 82620E107		Page 7 of 14 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	4,639,150
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	4,639,150
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,639,150

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.89%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 82620E107		Page 8 of 14 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	5,871,686 (see Item 5)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5,871,686 (see Item 5)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,871,686 (see Item 5)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.78% (see Item 5)

14)	TYPE OF REPORTING PERSON
IN

Page 9 of 14 Pages

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2002, as amended by that certain Amendment No. 1 filed with the SEC on May 24, 2002, that certain Amendment No. 2 filed with the SEC on January 23, 2004, that certain Amendment No. 3 filed with the SEC on May 25, 2004, that certain Amendment No. 4 filed with the SEC on January 11, 2007, that certain Amendment No. 5 filed with the SEC on March 8, 2007, that certain Amendment No. 6 filed with the SEC on August 3, 2007 and that certain Amendment No. 7 filed with the SEC on September 27, 2007 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $.001 per share (the “Common Stock”) of Sielox, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 170 East Ninth Avenue, Runnemede, NJ 08078.

Item 2.	Identity and Background.

The second paragraph of Item 2 (a) – (c) of the Statement is hereby amended and supplemented as follows:

As of February 4, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 4,639,150 shares of Common Stock representing approximately 12.89% of the 35,982,295 shares of Common Stock reported by the Company to be issued and outstanding as of December 4, 2007 in its Form 10-Q/A filed with the SEC on December 10, 2007 (the “Issued and Outstanding Shares”) and approximately 15.78% of the 37,214,831 shares of Common Stock (the “Post-conversion Issued and Outstanding Shares”) that would be outstanding assuming that all stock options held by James A. Mitarotonda (as further described in Item 5 below) were exercised.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, Barington Companies Offshore Fund, Ltd. and Barington Capital Group, L.P. purchased an aggregate of 577,409 shares of Common Stock at $0.32 per share in private transactions entered into pursuant to the terms of a stock purchase agreement dated as of February 20, 2007 (the “Stock Purchase Agreement”) by and among Ramius Halifax Partners, L.P., Ramius Capital Group, L.L.C., Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P. and Barington Companies Offshore Fund, Ltd. In accordance with the transactions contemplated by the Stock Purchase Agreement, on February 1, 2008, Barington Companies Offshore Fund, Ltd. purchased 263,714 shares of Common Stock from Starboard Value & Opportunity Fund, LLC at $0.32 per share for a total cost of approximately $84,388.48 (excluding commissions and other execution-related costs) and Barington Capital Group, L.P. purchased 313,695 shares of Common Stock from Ramius Halifax Partners, L.P. at $0.32 per share for a total cost of approximately $100,382.40 (excluding commissions and other execution-related costs).

Since the filing of the Statement, Barington Companies Offshore Fund, Ltd. also purchased an aggregate of 81,600 shares of Common Stock in open market transactions. The amount of funds expended for such purchases (excluding commissions and other execution-related costs) was approximately $25,227.67.

Page 10 of 14 Pages

All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) As of February 4, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 1,051,873 shares of Common Stock, representing approximately 2.92% of the Issued and Outstanding Shares. As of February 4, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns an aggregate of 1,177,634 shares of Common Stock, representing approximately 3.27% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 2.92% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,177,634 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 3.27% of the Issued and Outstanding Shares. As of February 4, 2008, Barington Capital Group, L.P. beneficially owns an aggregate of 2,409,643 shares of Common Stock, representing approximately 6.70% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 1,177,634 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 4,639,150 shares of Common Stock, representing approximately 12.89% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 1,177,634 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,409,643 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 4,639,150 shares of Common Stock, representing approximately 12.89% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 1,177,634 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,409,643 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 4,639,150 shares of Common Stock, representing approximately 12.89% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 1,051,873 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 1,177,634 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 2,409,643 shares of Common Stock beneficially owned by Barington Capital Group, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 11 of 14 Pages

Mr. Mitarotonda also beneficially owns stock options to purchase an aggregate of 1,232,536 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 5,871,686 shares of Common Stock, constituting approximately 15.78% of the Post-conversion Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 1,232,536 shares of Common Stock subject to stock options.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c) Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference.

Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 5, 2008

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

Page 13 of 14 Pages

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page 14 of 14 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement.

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
11/27/2007	3,000	$0.310	$ 930.00
11/28/2007	1,100	$0.310	$ 341.00
11/30/2007	5,000	$0.310	$ 1,550.00
12/3/2007	2,833	$0.310	$ 878.23
12/4/2007	51,000	$0.310	$ 15,810.00
12/11/2007	5,000	$0.310	$ 1,550.00
12/11/2007	13,667	$0.305	$ 4,168.44
2/1/2008	263,714	$0.320	$ 84,388.48

Shares purchased by Barington Capital Group, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
2/1/2008	313,695	$0.320	$100,382.40

______________

(*) Excludes commissions and other execution related costs